Exhibit 22.1

LIST OF ISSUER AND GUARANTOR SUBSIDIARIES

The following subsidiaries of CDW Corporation serve as an issuer or guarantor, as applicable, for each outstanding series of senior notes:

Subsidiary	Jurisdiction of Organization	Type of Obligor
CDW LLC	Illinois	Issuer
CDW Finance Corporation	Delaware	Issuer
CDW Technologies LLC	Wisconsin	Guarantor
CDW Direct, LLC	Illinois	Guarantor
CDW Government LLC	Illinois	Guarantor
CDW Logistics LLC	Illinois	Guarantor